1875 K Street N.W. Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

July 22, 2021

VIA EDGAR

Deborah O’ Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,471

Dear Ms. O’Neal:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,471 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of the iShares U.S. Telecommunications ETF, (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on July 19, 2021. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:     Please provide the Staff with a completed fee table, cost example, and financial highlights for the Fund at least one week before effectiveness.

Response:     As requested, the Trust has provided a completed fee table, cost example, and financial highlights for the Fund at least one week before effectiveness.

Comment 2:     Please provide the Staff with a completed performance presentation for the Fund at least one week before effectiveness.

Response:     As requested, the Trust has provided a completed performance presentation for the Fund at least one week before effectiveness.

Comment 3:     Please revise the disclosure to read that the Fund’s Underlying Index will change, effective September 20, 2021 rather than the Fund’s Underlying Index changed September 20, 2021.

Securities and Exchange Commission

July 22, 2021

Response:     The disclosure has been updated as requested.

****

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre Smith

Marisa Rolland

Adithya Attawar

Nick Cordell

Michael Gung

George Rafal

Luis Mora

Alexis Hassell